

July 23, 2021

Daniella Strygina
President
Glidelogic Corp.
21/1 Erkindik Ave, ste. 187
Bishkek, Kyrgyzstan 720000

> **Re: Glidelogic Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 13, 2021**
> **File No. 333-254750**

Dear Ms. Strygina:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Summary Finanical Information, page 8

1. Please include revenue in your presentation of Summary Financial Information

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert J. Zepfel